April 5, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Cara Wirth

Office of Trade & Services

Re: IDW Media Holdings, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed March 1, 2021

File No. 333-249511

Dear Ms. Wirth:

IDW Media Holdings, Inc., a Delaware corporation (the “Company” or “we”), has today filed with the Securities and Exchange Commission (the “Commission”), pursuant to the requirements of the Securities Exchange Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 3 (the “Amendment”) to its Registration Statement on Form S-1 filed October 16, 2020 (as amended, the “Registration Statement”).

We are writing to respond to the comments raised in your letter to the Company dated March 17, 2021. The responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). References to page numbers in our responses are to page numbers in the amended Registration Statement or the Prospectus that forms a part thereof. Capitalized terms defined in the Registration Statement and used in this letter but not otherwise defined herein have the meanings assigned to them in the Registration Statement.

Amendment No. 2 to Form S-1 filed March 1, 2021

Our Strategy , page 2

1.	We note our prior comment 3 issued in our comment letter dated November 13, 2020 and we reissue it. We note that you list numerous streaming services and traditional networks such as Disney+, AppleTV+, Amazon Prime Video, HBO, etc. Please tell us whether you have agreements or other business relationships with the streaming services and networks listed. If not, please tell us why you believe it is appropriate to list such companies, as including this list may suggest to investors that you have agreements with such companies. Please also clearly disclose here, and elsewhere as appropriate, those services and networks with which you currently have agreements, and file these agreements as material contracts or tell us why you do not believe you are required to do so.

Response: We believe that the list of streaming services and traditional services that we previously disclosed represent the addressable audience and are indicative of the type of parties to which we have sold content to in the past and that the prior disclosure provided that in the proper context. Nevertheless, in light of the comment, we have deleted the list of streaming services and traditional services and only included names of parties with which we have concluded transactions.

Securities and Exchange Commission

April 5, 2021

Exhibit Index, page II-8

2.	We note your response regarding your agreements with Penguin Random House and Diamond Comic Distributors, and that Penguin Random House considers the agreement to be proprietary. Please note that you must file any contract which is required to be filed under Item 601(b)(10) of Regulation S-K, regardless of a counterparty's belief that a contract is proprietary. To the extent the Penguin Random House agreement includes disclosure that is not material and would likely cause competitive harm if publicly disclosed, you may redact such terms according to the procedures set forth in Item 601(b)(10)(iv) of Regulation S-K. Additionally, please follow these procedures for the Diamond Comic Distributors agreement. Please mark the exhibit index to indicate that portions of your exhibits have been omitted and refile each redacted exhibit to include on the first page the legend required by Item 601(b)(10)(iv).

Response: We have revised the exhibit index to (i) indicate by footnote that portions of the exhibits have been omitted and (ii) include the redacted Penguin Random House agreement; and have filed the redacted Penguin Random House agreement, which includes on the first page the legend required by Item 601(b)(10)(iv).

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, notwithstanding any review, comments, action or absence of action by the Staff.

* * *

Sincerely,

Ezra Y. Rosensaft
Chief Executive Officer

cc:	Theresa Brilliant

Rufus Decker

Erin Jackson

Dov Schwell, Esq.